

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

<u>MAIL STOP 3010</u>

October 2, 2009

Jeffery J. Zimmer, President
Armour Residential REIT, Inc.
3005 Hammock Way
Vero Beach, FL 32963

> **Re: Armour Residential REIT, Inc.**
> **Amendment No. 1 to Registration Statement on**
> **Form S-4**
> **File No. 333-160870**
> **Filed September 4, 2009**

Dear Mr. Zimmer:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. Provide us with a detailed, written explanation of the proposed and contemplated timetable that you believe will be necessary, including the date and time by which you believe you will have to file a definitive proxy. In your response, also set forth the applicable requirements under state and federal law in terms of timing, and make clear how your proposed timing would comply with those requirements. Include in your discussion the various components, including such items as the filings that would need to be made with the Delaware Secretary of State and the normal processing time for such filings. In light of the nature of your proposed transaction, please tell us the reason for the number of days between the scheduled meeting date and your termination date.

2.   We note your response to comment 7 of our letter dated August 28, 2009 and the revised disclosure on page 63 that Enterprise and its affiliates and agents may enter into transactions, without any limits, to induce potential investors or existing holders to purchase shares or vote in favor of the merger proposal. If you are compensating shareholders, who retain their shares, to vote in favor of the proposals, it would appear that such shareholders would be receiving beneficial treatment that other shareholders, of the same class of securities, are not. Please provide an analysis of your ability to provide different treatment to shareholders of the same class of securities and revise to discuss how such actions would be fair to the shareholders that remain and do not receive any payments or warrants. We may have further comments.

3.   We note the revised disclosure on page 63 and elsewhere that you believe shareholders, who have voted against or indicated such intention, will enter into the forward purchase arrangements with you, or your agents/affiliates, because they would be able to receive cash with greater certainty. Please revise to clarify, if the transactions are ultimately approved and consummated, whether the selling shareholders would receive their cash prior to the converting shareholders.

4.   We note your response to comment 4 that you expect the market value to approximate the per share conversion price and not book value per share. Please revise to provide the basis for that belief. In your analysis, please take into account the fee you would pay the third party Enterprise and its affiliates/agents are utilizing and the cash payments referenced on page 63 to incentivize shareholders.

5.   We note your response to comment 5 but are not able to locate the specific disclosure on page 63 discussing the process by which an engaged third party would use to make the purchases. Clarify the maximum fee payable to third parties you may engage pursuant to the second bullet point on page 63 and revise to discuss the process involved with your use of third parties.

6.   We note your response to comment 6. Please revise to clarify if there is a maximum interest rate Enterprise and its affiliates/agents would be willing to pay to borrow funds to make the purchases referenced in the third bullet point on page 63.

7.   We note your disclosure throughout the prospectus that if the proposals here are ultimately rejected, Enterprise would have to liquidate. As such, please revise to provide the disclosure that would be applicable in a liquidation so that shareholders are able to compare the proposed transaction with a liquidation transaction. Such disclosure should address the process, timeline, and the financial terms of a liquidation.

8.   Please clarify in the prospectus whether the funds held in trust are comprised of cash or other types of investments.

9.   Please discuss in greater detail the mechanics of the vote for each proposal and in relation to the other proposals. For example, if more than 30% of stockholders seek conversion at the time of the vote but the proposal to increase the conversion threshold to 30% to 50% is approved, how will the company implement the latter proposal in connection with the proposal to approve the plan of merger? Please explain.

Prospectus Cover Page

10.   We note the revised inclusion of cover page risk factors. Please revise to include a bullet point risk factor to highlight the fact that the proposals here run counter to the core guidelines that were disclosed in your IPO prospectus.

11.   Please tell us your efforts to date relating to listing your securities on the NYSE Amex.

Summary of the Material Terms of the Merger, page 1

12.   Please note that the bullet list format makes the section somewhat difficult to follow. Please consider revising this section into subsections, based on the topics discussed. For instance, the first section could briefly discuss your background as a blank check company, as described in your IPO prospectus, and highlight the guidelines you disclosed as requirements and obligations to shareholders. Also, the bullet points about the specifics of the proposals could be grouped under one subheading, as could the disclosure about your REIT operations post consummation.

13.   We note your response to comment 16. Please tell us how the Enterprise Board determined that this was not an affiliated transaction in light of the sub management agreement.

How do I exercise my conversion rights, page 5

14.   We note the disclosure on page 6 regarding the process to change votes. Please discuss in greater detail how much time stockholders would need to accomplish this change prior to the meeting. For example, please discuss how long it will take for stockholders to receive additional proxy cards after they have contacted Enterprise to request additional cards.

Since Enterprise's IPO prospectus contained certain differences in what is being proposed at the meeting, what are my legal rights, page 7

15.   We note your response to comment 18 and continue to note the disclosure that shareholders have to still hold the shares at the time of the merger to assert securities law claims. Please tell us the basis for your disclosure that such shareholders must hold onto the shares pursuant to Sections 11 and 12 of the Securities Act of 1933.

Selected Unaudited Pro Forma Condensed Combined Financial Information, page 13

16.   You have disclosed that the unaudited pro forma condensed combined balance sheet as of June 30, 2009 gives pro forma effect to the merger as if it had occurred on such date. Please expand your narrative to address the unaudited condensed combined pro forma statements of operations for the six month period ended June 30, 2009 and for the year ended December 31, 2008. Additionally, please apply this comment to the narrative discussion of pro forma information that appears on page 16 as it relates to the pro forma statements of operations data on pages 17 and 18. Finally, please revise your disclosure on page 21 which currently states that the accompanying pro forma financial statements include only a pro forma balance sheet.

17.   We note that you have recorded interest and dividend income of $241,761 for the six months ended June 30, 2009. Please help us to understand why this amount is significantly less than the $5.4 million amount that relates to interest and dividend income for the year ended December 31, 2008.

Comparative Share Information, page 15

18.   We note your response to comment 8 and the revised disclosure on page 15. It is not clear how you arrived at the minimum number of shares outstanding considering you reserve the right to provide payments to shareholders without purchasing their shares, to borrow money to make purchases where you would pay interest, and to pay third party purchaser fees, as disclosed on page 63.

Unaudited Pro Forma Condensed Combined Financial Information, pages 16 to 22

19.   We note your response to prior comment 22. Please direct us to the pages where you have revised your disclosure in response to our comment.

20.   We note your response to prior comment 24. It does not appear that the reduction in the underwriter fees is factually supportable. As such, please revise your pro forma financial information accordingly.

21.   We note your response to prior comment 25. Please tell us and disclose the general nature and terms of the agreements supporting the make-whole expenses for Jeff Zimmer and Scott Ulm. Additionally, tell us the principal reasons why total fees and expenses drop by over $4 million when assuming maximum conversion in comparison to minimum conversion.

Risk Factors, page 23

22.   Please revise to provide a risk factor to address the aspects of the proposals that run counter to the guidelines established in your IPO prospectus and charter. Here and elsewhere that you discuss how you are not complying with the obligations set forth in the IPO prospectus, please revise to also clarify that the IPO prospectus ensured that shareholders would have an opportunity to review an operating company with audited historical financial statements. Clarify that the proposals here strip away the ability to review audited historical financial statements.

ARRM's liability is limited under the management agreement…., page 33

23.   We note your response to comment 36. Please revise to clarify if the liability limitation applies to affiliates of ARRM that service as your officers and directors.

Background of the Merger, page 55

24.   We note the revised disclosure on page 55. Please revise to discuss why Enterprise terminated the merger with Workflow.

25.   We note your response to comment 48 and the revised disclosure regarding Workflow. Please revise to clarify if Enterprise has made any efforts towards a business combination with any other entities. If so, discussion about those efforts should be included here.

Enterprise's Board of Directors' Reasons for Approval of the Merger, page 56

26.   We note your response to comment 51. Please revise to clarify how the experience of Messrs. Staton and Bell provide them with the ability to render an opinion on this transaction.

Attractive Asset Class, page 57

27.   We note your response to comment 53. The two REITs you referenced appear to be equity REITs. As such, it is not clear how the experience with such entities provided Mr. Staton with knowledge and familiarity with mortgage-backed securities. Please revise to clarify.

Sub-Management Agreement, page 60

28.	We note your response to comment 59. In the situation where the manager waives its fees, either partially or wholly, without modifying the agreement, please revise to clarify if such waiver would affect the sub-manager's 25% since ARRM would not be receiving its fees.

29.	We note your response to comment 61. The revised disclosure does not disclose that you are a party to the sub-management agreement. Further you have not discussed the reasons why you would be liable for the 6.16 times termination fee to the sub-manager when ARRM is responsible for the activities performed by the sub-manager. We reissue the prior comment.

Actions That May Be Taken To Secure Approval of Enterprise's Stockholders, page 63

30.	Please discuss any negotiations or actions taken by Enterprise, the Enterprise Founders, Armour and their respective affiliates to purchase public shares and any negotiations they have entered into with potential investors or existing holders of shares to induce them to purchase shares and/or vote in favor of the merger proposal.

U.S. Federal Income Tax Considerations, page 73

31.	Please tell us the purpose and mechanics of the Enterprise Distribution.

32.	Please note that we will need to review counsel's tax and legality opinions prior to the effectiveness of this registration statement.

Business of Armour, page 103

33.	We note your response to comment 67 and your revised disclosure on page 103. Please clarify if ARRM is your sponsor or identify your sponsor. Further, please revise to provide disclosure about your manager and its experience with managing programs with similar investment objectives to you. If no such experience exists, please state so. Please note the prior comment was seeking prior performance summary disclosure similar to that requested by Industry Guide 5. See Section 8 of Industry Guide 5. If you are not able to provide Section 8 type disclosure as it relates to your target assets, please tell us your reasons.

34.	We note your response to comment 68. We also note that you will primarily invest in agency securities. Please revise to define primarily or clarify the percentage of your holdings that will consist of agency securities.

Leverage Strategy, page 105

35.   We note your response to comment 73 and the revised disclosure on page 105.
        Please revise to clarify the party that determines the value that would trigger a
        margin call.

Trading and Repurchase Agreement Services Relationship, page 109

36.   We note your response to comment 75. Please revise to discuss the fee and
        termination terms of the agreement with AVM.

Policies with Respect to Certain Other Activities, page 110

37.   We note your response to comment 69 and the revised disclosure here. Please
        revise to clarify, if true, that you could use offering proceeds or debt to fund your
        distributions in addition to cash flows from operations. Also, please revise to
        provide the dividend/distribution policy disclosure as a separate subsection.

Management of Armour Following the Merger, page 112

38.   Considering you will be externally managed by ARRM, please revise to provide
        disclosure of the management of your manager. To the extent your officers serve
        dual roles with ARRM, provide a cross reference instead of repeating the
        biographical disclosure.

ARRM's Management Fees, page 122

39.   We note your response to comment 76. Please note that if you reserve the right to
        issue incentive stock compensation as previously disclosed, it should be included
        here as compensation to the manager. Please revise your disclosure accordingly.

40.   Please revise to clarify if the "manager obligations" are the last two bullet points
        on page 123.

Conflicts of Interest Relating to ARRM and Armour, page 125

41.   We are not able to locate your revisions that state ARRM does not intend to enter
        into transactions with you. Also, the intention is not a limitation, if the possibility
        exists. Please revise to clarify how prices would be determined in affiliated
        transactions.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Any questions regarding the accounting comments may be directed to Howard Efron at (202) 551-3439 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386 or the undersigned at (202) 551-3233.

Sincerely,

Thomas Kluck
Branch Chief

cc: Bradley D. Houser, Esq.
via facsimile (305) 374-5095